UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number 0-26481
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
FINANCIAL INSTITUTIONS, INC. 401(k) PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

220 Liberty Street
Warsaw, NY 14569

FINANCIAL INSTITUTIONS, INC.
401(k) PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and the Plan Administrator of the
Financial Institutions, Inc. 401(k) Plan:
We have audited the accompanying statements of net assets available for benefits of Financial Institutions, Inc. 401(k) Plan as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Financial Institutions, Inc. 401(k) Plan as of December 31, 2007 and 2006, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.
Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. Supplemental Schedules H, Line 4i — Schedule of Assets (Held at End of Year) and H, Line 4j — Schedule of Reportable Transactions, as of and for the year ended December 31, 2007 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole
/s/ Bonadio & Co., LP
Pittsford, New York
June 26, 2008

FINANCIAL INSTITUTIONS, INC. 401(K) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2007 AND 2006

	2007	2006

ASSETS:
Investments, at fair value -
Cash and cash equivalents	$11,935	$19,234,115
Mutual funds	18,370,159	971,761
Common/collective trust, primarily consisting of fully benefit-responsive investment contracts	3,939,918	—
Financial Institutions, Inc. common stock	744,644	780,104
Participant loans	453,395	375,123

Total investments	23,520,051	21,361,103

Receivables -
Employer contributions	31,513	321,919
Participant contributions	61,699	59,973
Other	5,921	5,649

Total receivables	99,133	387,541

NET ASSETS, at fair value	23,619,184	21,748,644

ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR ALL FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	31,085	—

NET ASSETS AVAILABLE FOR BENEFITS	$23,650,269	$21,748,644

The accompanying notes are an integral part of these statements.

FINANCIAL INSTITUTIONS, INC. 401(K) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006

ADDITIONS:
Investment income -
Net appreciation in fair value of investments	$1,830,888	$2,311,958
Interest from participant loans	30,149	30,385

Total investment income	1,861,037	2,342,343

Contributions and transfers -
Transfers in from other plans	97,104	373,506
Participant	1,783,987	1,703,622
Employer	872,682	602,951

Total contributions and transfers	2,753,773	2,680,079

Total additions	4,614,810	5,022,422

DEDUCTIONS:
Benefits paid to participants	(2,678,879)	(6,626,004)
Expenses	(34,306)	—

Total deductions	(2,713,185)	(6,626,004)

CHANGE IN NET ASSETS AVAILABLE FOR BENEFITS	1,901,625	(1,603,582)

NET ASSETS AVAILABLE FOR BENEFITS — beginning of year	21,748,644	23,352,226

NET ASSETS AVAILABLE FOR BENEFITS — end of year	$23,650,269	$21,748,644

The accompanying notes are an integral part of these statements.

FINANCIAL INSTITUTIONS, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006
1.	DESCRIPTION OF PLAN

The following description of the Financial Institutions, Inc. 401(k) Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan sponsored and administered by Financial Institutions, Inc. (the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Administration of the Plan is the responsibility of the Executive Committee of the Company. Effective January 1, 2007, the Charles Schwab Trust Company (Schwab) serves as the Plan’s custodian and trustee. In 2006, Fidelity Investments Institutional Brokerage Group (Fidelity) was the custodian and trustee. In each respective year, Schwab and Fidelity (collectively, Custodian or Trustee) held the assets of the Plan and invested, controlled, and disbursed the funds of the Plan in accordance with the Plan agreement. Effective January 1, 2007, Milliman, Inc. is the record keeper for the Plan (party-in-interest). In 2006, the Burke Group was the record keeper.

Eligibility

All employees of the Company and its subsidiaries are eligible to participate in the Plan on the later of the date of employment or attainment of age 20-1/2. Participants become eligible to receive the employer match upon participation in the Plan.

Contributions

Eligible participants may contribute up to 100% of their pre-tax annual compensation, as defined by the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions and the Company’s matching contributions into various investment options offered by the Plan. Participants are able to select the Company’s common stock as an investment option for up to 25% of their total account balance. The Company matches a participant’s contributions up to 4.5% of compensation, calculated as 100% of the first 3% of compensation and 50% of the next 3% of compensation deferred by the participant. In 2006, the Company matched 25% of the first 8% of participant compensation deferral. The Company may also make additional discretionary matching contributions. During the year ended December 31, 2006, the Company declared a discretionary contribution of $257,514. This discretionary contribution was paid in 2007. No discretionary contribution was declared for the year ended December 31, 2007. Contributions are subject to certain limitations.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions, and all earnings or losses (realized or unrealized) thereon.

Vesting

Company and participant contributions are fully vested at the time of contribution. Earnings are also immediately vested.

1.	DESCRIPTION OF PLAN (Continued)

Payment of Benefits (Continued)

The participant’s account balance will be distributed upon termination of employment due to separation from service, retirement, disability, or death, or upon financial hardship as defined in the Internal Revenue Code (IRC). Distributions are recorded by the Plan when paid.

When a participant terminates employment, the participant may elect to receive benefits in a lump-sum distribution or a deferred annuity. If the participant’s account attributable to Company contributions is $1,000 or less, the form of the distribution is at the discretion of the Plan administrator. An unpaid loan balance at the time a participant withdraws from the Plan is presented as a benefit paid to participants on the statement of changes in net assets available for benefits.

Withdrawal of an active employee’s before-tax contributions prior to a participant reaching age 59-1/2 may only be made on account of financial hardship as determined by the Trustee.

Participant Loans

Participants may borrow from their accounts up to the lesser of $50,000 or 50% of their account balance. Loan terms must not exceed five years unless the loan is used for the purchase of a principal residence, in which case the repayment period may not exceed 15 years. The loans are secured by the participants’ accounts and bear interest at 2% above the prime rate (ranging from 6.0% to 10.5%) at the time of the loan origination. Principal and interest are paid ratably through after-tax payroll deductions.

Plan Expenses

In 2007, plan expenses included payments for the services of the Custodian and record keeper. In 2006, expenses related to the administration and investment activity of the Plan were paid for by the Company, at its discretion, and therefore were not reflected in the accompanying financial statements.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements have been prepared on the accrual basis in conformity with accounting principles generally accepted in the United States.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts of net assets available for benefits and the changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Investments

Investments consist of mutual funds and a common/collective trust, and are carried at fair value. Participant loans are carried at their outstanding balances, which approximate fair value. Transactions are accounted for on a trade date basis. Investment income includes interest, dividends, and realized and unrealized gains and losses applicable to the Plan’s share in the funds.

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investments (Continued)

Investments are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Contributions

Contributions from participants and any related employer match are recognized on the accrual basis as participants earn salary deferrals. Additional discretionary employer matching contributions are recognized when declared by the Company.

3.	INVESTMENTS

The following investments represented 5% or more of the Plan’s net assets at December 31:

	2007	2006

Morley Stable Value Common/Collective Trust	$3,939,918
Growth Fund of America	$3,760,783
Fundamental Investors Fund	$2,961,851
Oakmark Equity Income Fund	$2,616,633
Columbia Acorn Fund	$1,847,876
Mutual Discovery Fund	$1,726,286
Pimco Total Return Administrative Fund	$1,429,407
Europacific Growth Fund	$1,350,570
Fidelity Cash Reserves Fund		$19,234,115
Net appreciation in fair value of investments for the years ended December 31, 2007 and 2006 was as follows:

	2007	2006

Mutual funds	$1,740,509	$2,167,217
Common/collective trust fund	235,430	—
Financial Institutions, Inc. common stock	(145,051)	144,741

	$1,830,888	$2,311,958

Investment in Common/Collective Trust

In 2007, the Plan began offering participants the Union Bond & Trust Company Stable Value Fund, managed by Morley Capital Management, Inc. (the Morley Fund). The Morley Fund invests primarily in benefit responsive investment contracts with insurance companies, banks, and other financial institutions. While investments are typically recorded at fair value, contract value is the relevant measurement attribute for the portion of the Plan’s assets that are invested in fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

3.	INVESTMENTS (Continued)

Investment in Common/Collective Trust (Continued)

As required by the Financial Accounting Standards Board Staff Position FSP AAG INV-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans (the FSP), the accompanying statement of net assets available for benefits reflects both the fair value of the investment in the Morley Fund and an adjustment to contract value as it relates to fully benefit-responsive contracts held by the Morley Fund.

4.	RECONCILIATION OF EMPLOYEE BENEFIT PLAN (FORM 5500) TO STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AND CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

The following is a reconciliation of net assets reported on the statements of net assets available for benefits to Forms 5500 as of December 31, 2007 and 2006:

	2007	2006

Net assets available for benefits	$23,650,269	$21,748,644
Participant contributions receivable	(61,699)	(59,973)
Employer contributions receivable	(31,513)	(29,939)
Other receivables	(5,921)	(5,649)
Adjustment for valuation of common/collective trust	(97,511)	—
Other	(1,186)	393

Net assets as reported on line 1(l) of Form 5500 (Schedule H)	$23,452,439	$21,653,476

The following is a reconciliation of change in net assets available for benefits as reported on the statements of changes in net assets available for benefits to Form 5500 for the years ended December 31, 2007 and 2006:

	2007	2006

Change in net assets available for benefits	$1,901,625	$(1,603,582)
Change in participant contributions receivable	(1,726)	(59,973)
Change in employer contributions receivable	(1,574)	(29,939)
Change in other receivables	(272)	(5,649)
Distribution payable at December 31, 2005	—	45,140
Adjustment for valuation of common/collective trust	(97,511)	—
Other	(1,579)	393

Net income (loss) as reported on line 2(k) of Form 5500 (Schedule H)	$1,798,963	$(1,653,610)

5.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will be entitled to the entire amount of their account balances at the date of such termination.

6.	TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated March 28, 2000, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Accordingly, there is no provision for income taxes in the accompanying financial statements due to the applicable exemption under the IRC.

7.	RELATED-PARTY TRANSACTIONS

Plan investments include common stock of the Company, which totaled $744,644 and $780,104 at December 31, 2007 and 2006, respectively. Transactions in this common stock qualify as party-in-interest transactions. The Burke Group, a subsidiary of the Company through September 11, 2005, was the Plan record keeper through December 31, 2006. The Company paid all costs related to these record keeping services. Participant loans, totaling $453,395 and $375,123 at December 31, 2007 and 2006, respectively, are also considered party-in-interest transactions.

8.	PLAN CHANGES

Effective January 1, 2007, the Plan document was re-written. The revised Plan document, incorporates certain administrative changes to comply with recent regulatory changes. The revised Plan also includes a change to employer match provisions. In addition, the Plan changed its custodian and record keeper in 2007 (Note 1).

9.	SUBSEQUENT EVENTS

Stock Price

On June 25, 2008, the closing market value of the Company’s common stock was $16.46 per share, which represents a decrease of approximately 7.6% from the December 31, 2007 market value of $17.82 per share. This decrease in the market value resulted in an unrealized loss of approximately $56,830 for the 41,787 shares of the Company’s common stock held by the Plan at December 31, 2007.

10.	RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No.157 (SFAS 157) “Fair Value Measurements”. SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value but does not require any new fair value measurements. SFAS 157 clarifies that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The provisions of SFAS 157 are effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Plan management does not expect the adoption of SFAS 157 to have a material impact on the Plan’s financial statements. (Alternatively, depending on the status the following may replace the last sentence: Plan management is currently evaluating the impact that the adoption of SFAS 157 will have on the Plan’s financial statements.)

Schedule I
FINANCIAL INSTITUTIONS, INC. 401(K) PLAN
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2007

	(b)	(c)	(e)
(a)	Identity of Issue	Description of Investment	Current Value

	Cash	Cash	$11,935
	Morley Stable Value Fund	Common/Collective Trust	3,939,918
	Growth Fund of America	Mutual Fund	3,760,783
	Fundamental Investors Fund	Mutual Fund	2,961,851
	Oakmark Equity Income Fund	Mutual Fund	2,616,633
	Columbia Acorn Fund	Mutual Fund	1,847,876
	Mutual Discovery Fund	Mutual Fund	1,726,286
	Pimco Total Return Administrative Fund	Mutual Fund	1,429,407
	Europacific Growth Fund	Mutual Fund	1,350,570
	Selected American Shares Fund	Mutual Fund	1,120,034
	Vanguard 500 Index Signal Fund	Mutual Fund	789,630
	Vanguard Mid Cap Index Signal Fund	Mutual Fund	481,106
	Janus Mid Cap Value Fund	Mutual Fund	165,288
	Vanguard Small Cap Value Index Fund	Mutual Fund	120,695
*	Financial Institutions, Inc. Company Stock	Common Stock of Plan Sponsor	744,644
*	Participant loans	6.0% — 10.5%, due through 2022	453,395

			$23,520,051

*	Denotes party-in-interest
The accompanying notes are an integral part of these schedules.

Schedule II
FINANCIAL INSTITUTIONS, INC. 401(K) PLAN
SCHEDULE H, line 4j — SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2007
I.	Individual 5% Transactions

					(h)
					Current
					Value of
		(c)	(d)	(g)	Asset on	(i)
(a)	(b)	Purchase	Selling	Cost of	Transaction	Net Gain
Identity of Party Involved	Description of Asset	Price	Price	Asset	Date	or (Loss)

Columbia Acorn Fund	Mutual Fund	$1,690,033	$—	$1,690,033	$1,690,033	N/A
Fundamental Investors Fund	Mutual Fund	$2,482,316	$—	$2,482,316	$2,482,316	N/A
Morley Stable Value Fund	Mutual Fund	$4,313,102	$—	$4,313,102	$4,313,102	N/A
Growth Fund of America	Mutual Fund	$3,957,395	$—	$3,957,395	$3,957,395	N/A
Mutual Discovery Fund	Mutual Fund	$1,648,656	$—	$1,648,656	$1,648,656	N/A
Oakmark Equity Income Fund	Mutual Fund	$2,236,813	$—	$2,236,813	$2,236,813	N/A
Selected American Shares Fund	Mutual Fund	$1,213,802	$—	$1,213,802	$1,213,802	N/A
II.	Series of Transactions, Not Involving Securities, With a Single Person

None

III.	Series of Transactions Involving Securities of the Same Issue

None

IV.	Securities Transactions with the Same Person

None
The accompanying notes are an integral part of these schedules.

SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FINANCIAL INSTITUTIONS, INC. 401(k) PLAN
Date: June 27, 2008	/s/ Peter G. Humphrey
Peter G. Humphrey
President and Chief Executive Officer

EXHIBIT INDEX

Exhibit
No.	Description

23.1	Consent of Independent Registered Public Accounting Firm